ADDENDUM TO ACQUISITION AND REORGANIZATION AGREEMENT


     This Addendum to the Acquisition and Reorganization Agreement (the "Plan"), dated June 8, 1999, between Renu-U International, Inc., a Delaware corporation (the "Purchaser"); RGB Technology Group, Inc., a Delaware corporation (the "Company"); and Kimrose Holdings, a Hong Kong corporation (the "Shareholder"), is entered into by the above-named parties this 30th day of June, 1999, with all matters set forth herein to be effective as of June 8, 1999, the date of the Plan.

     WHEREAS, the stockholders and the Board of Directors of the Purchaser have resolved to effect a reverse split of the Purchaser's common stock in the ratio of one share for every 30 shares of the Purchaser that are outstanding on the effective date of such reverse split;

     WHEREAS, the stockholders of the Purchaser have authorized its Board of Directors to set the exact amount of the reverse split;

     WHEREAS, the reverse split has not yet been effectuated on the stock transfer records of the Purchaser; and

     WHEREAS, the parties to the Plan wish to amend the Plan and certain related documents in order to more accurately reflect their intentions;

     NOW, THEREFORE, be it RESOLVED, that Articles 1.01.b. and 4.01.f of the Plan is hereby amended to provide for the issuance to the Shareholder of 90,000,000 "unregistered" and "restricted" pre-split shares of the Purchaser's one mill ($0.001) par value common stock;

     FURTHER RESOLVED, that the new Board of Directors of the Purchaser does hereby rescind its resolution, dated on or about June 8, 1999, providing for the issuance of a total of 3,125,000 shares of the Purchaser's common stock in consideration of the cancellation of four promissory notes of the Purchaser totaling $125,000;

     FURTHER RESOLVED, that the resolution of the Purchaser's Board of Directors, dated June 14, 1999, providing for the above-referenced reverse split, is hereby amended to read as follows:

     "RESOLVED, that the Purchaser shall effect a reverse split of its outstanding one mill ($0.001) par value common stock in the ratio of one share for every 30 shares outstanding at the close of business on July 9, 1999, with no change in the authorized capital or par value of such common stock, with fractional shares rounded up to the nearest whole share and with appropriate adjustments in the stated capital and additional paid in capital accounts of the Purchaser."


     Dated: 6/30/99                       /s/Frank A. Nelson
                                          Frank A. Nelson, Jr., former
                                          director and President of the
                                          Purchaser

     Dated: 6/30/99                       /s/Jianmin Lu
                                          Jianmin Lu, former director and
                                          Secretary of the Purchaser


     Dated: 6/30/99                       /s/Dr. Donald Hansen
                                          Dr. Donald Hansen, current director
                                          and President of the Company


     Dated: 6/30/99                       /s/Dr. John D. Jantzi
                                          Dr. John D Jantzi, current director
                                          and Vice President of the Company


     Dated: 6/30/99                       /s/Julie Kim
                                          Julie Kim, current director
                                          and Secretary/Treasurer of the
                                          Company

                                   RGB Technology Group, Inc.


      Dated: 6/30/99                      By:/s/Julie Kim, President

                                   KIMROSE HOLDINGS, a Hong Kong
                                   corporation


     Dated: 6/30/99                       By/s/B. Suh
                                          B. Suh, President